

08028489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER

8- 52253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 - 01 - 2007___ AND ENDING ___12 - 31 - 2007___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALADDIN CAPITAL LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___Six Landmark Square___
(No. and Street)

___Stamford___   ___CT___   ___06901___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Joseph Schlim___   ___203 487 6709___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name – if individual, state last, first, middle name)

___150 JFK Parkway___   ___Short Hills___   ___NJ___   ___07078___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __George Marshman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aladdin Capital LLC__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__- NONE -__

_____
Signature

__SR. MANAGING DIRECTOR__
Title

Christa Moore
Notary Public

My Commission Expires
_05/31/2012_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALADDIN CAPITAL LLC

Financial Statements and
Supplemental Information

Table of Contents



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Management
Member of Aladdin Capital LLC:

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aladdin Capital LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Assets

Cash and cash equivalents	$	79,297
Deposit with clearing broker		1,059,468
Other assets		3,246
Total assets	$	1,142,011

Liabilities and Member's Capital

Liabilities:		
Accounts payable and accrued expenses	$	76,691
Member's capital		1,065,320
Total liabilities and member's capital	$	1,142,011

See accompanying notes to financial statements.

Statement of Income

Year ended December 31, 2007

Revenues:		
Net gains on principal transactions	$	768,086
Placement fees		4,069,240
Interest income		104,476
Other income		67,823
Total revenues		5,009,625
Expenses:		
Compensation and benefits		269,580
Professional fees		101,697
Office expenses		65,451
Regulatory fees and licenses		25,536
Total expenses		462,264
Net income	$	4,547,361

See accompanying notes to financial statements.

ALADDIN CAPITAL LLC

Statement of Changes in Members' Capital

Year ended December 31, 2007

Balance at January 1, 2007	$	8,515,632
Net income		4,547,361
Dividends		(11,997,673)
Balance at December 31, 2007	$	1,065,320

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	4,547,361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net gains on principal transactions		(768,086)
Proceeds from sale of securities		114,025,996
Purchase of securities		(113,257,910)
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from affiliates		5,758,189
Deposit with clearing broker		(18,456)
Other assets		1,136
Increase in:		
Accounts payable and accrued expenses		17,636
Net cash provided by operating activities		10,305,866
Cash flows from financing activities:		
Dividends		(11,997,673)
Net cash flows from financing activities		(11,997,673)
Decrease in cash and cash equivalents		(1,691,807)
Cash and cash equivalents at January 1, 2007		1,771,104
Cash and cash equivalents at December 31, 2007	$	79,297

See accompanying notes to financial statements.

(1) Organization

Aladdin Capital LLC (the Company) was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly owned subsidiary of Aladdin Capital Holdings, LLC (the Parent). The Company is primarily engaged in the trading of government and corporate debt securities for its own behalf from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for entities affiliated with, or related to, the Parent, and may enter into securities transactions as agent for unaffiliated institutional customers and entities. The Company may also act as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company operates on a fully disclosed basis through a clearing broker.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

(c) Securities Transactions

Proprietary and customers' securities transactions, including gains on principal transactions, and brokerage and clearing costs are recorded on a trade date basis.

(d) Revenues

Revenues are recognized as earned. Placement fees are recorded at the closing of the respective transactions. Interest income is earned on cash and cash equivalents and the deposits with the clearing broker.

(e) Expenses

Expenses are recorded on the accrual basis of accounting.

(Continued)

(3) Deposit with Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Citigroup Global Markets, Inc., to maintain a collateral account during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $1,059,468 on deposit with its clearing broker, of which $1,000,000 is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

(4) Income Taxes

For U.S. income tax purposes, the Company is treated as a disregarded entity. The Company's Parent, who is also the Company's sole member, is a Limited Liability Company treated as a partnership. As such, the Company's sole member, Aladdin Capital Holdings LLC, includes all of the Company's taxable income or loss on its federal and states income tax returns. As a result, no provision for federal or state income taxes has been made.

(5) Related-Party Transactions

The Company shares office facilities and related services with its Parent and other affiliated entities. Under a service agreement between the Company and its Parent, the Company is required to pay the Parent a monthly fee for insurance, use of office space, personnel, utilities and general office supplies. For the year ended December 31, 2007, the amount charged by the Parent to the Company was $315,000. These amounts are reflected in the relevant expense categories noted below and in the statement of income.

Compensation	$	269,580
Rent		27,780
Office Supplies		13,344
Insurance		4,296
	$	315,000

Receivables from affiliates represent net amounts borrowed by the Parent, due to the Parent under the service agreement, as well as net amounts received by the Company which were due to affiliates. On December 31, 2007, receivables from affiliates were netted as an amount borrowed by the Parent. At year end the net receivable was settled and a corresponding dividend of $11,997,673 was declared to the Parent.

Some of the Company's directors and officers also serve as directors, officers and employees of the Parent and its affiliates.

(6) Concentration of Risks

The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

Substantially all of the Company's net gains on principal transaction in securities for the year were generated from proprietary trading in corporate debt securities.

(7) Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications.

(8) Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Accounting standards No. 107, *Disclosure about Fair Value of Financial Instruments*, approximates the carrying amounts presented in the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2007, the Company had net capital of $1,062,074, which exceeded required net capital of $100,000 by $962,074. The Company's ratio of aggregate indebtedness to net capital was 0.072 to 1.

(Continued)

(10) Professional Fees

Professional fees include audit fees and legal fees.

(11) Purchase of Securities under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (i.e., reverse purchase agreements) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited. There were no reverse purchase agreements open at December 31, 2007.

SUPPLEMENTAL INFORMATION

ALADDIN CAPITAL LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of net capital:		
Member's capital	$	1,065,320
Deductions and/or charges:		
Nonallowable assets:		
Other assets		3,246
Total deductions and/or charges		3,246
Net capital	$	1,062,074
Aggregate indebtedness:		
Items included in the balance sheet:		
Accounts payable and accrued expenses		76,691
Total aggregate indebtedness	$	76,691
Computation of basic net capital requirement:		
1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$	5,115
2. Minimum net capital of broker-dealer		100,000
Net capital requirement (greater of 1 or 2)	$	100,000
Excess net capital		962,074
Percentage of aggregate indebtedness to net capital		7.22%

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5:

There are no material differences between the computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2007.

See accompanying independent auditors' report.

ALADDIN CAPITAL LLC

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

See accompanying independent auditors' report.

SUPPLEMENTARY REPORT

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report on Internal Control

The Management
Member of Aladdin Capital LLC:

In planning and performing our audit of the financial statements of Aladdin Capital LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

